Exhibit 99.93

Amaya Posts Record Results for 2014 Third Quarter

MONTREAL, Nov. 14, 2014 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today reported record financial results for the three and nine month periods ended September 30, 2014 demonstrating strong performance in the key areas of Amaya’s operations, including the newly acquired PokerStars brand. The results reflect the benefit to shareholders of the recent acquisition including the strong cash flow generation and platform for growth provided by the B2C Business.

Key performance highlights for Q3 2014 include record:

•	Revenues of $239 million compared to $39 million in Q3 2013;

•	Adjusted net income of $70 million versus $7 million in Q3 2013;

•	Diluted adjusted earnings per share of 43 cents compared to 7 cents in Q3 2013;

•	Adjusted EBITDA¹ of $108 million versus $18 million in 2013; and,

•	Cash flow from operating activities of $139 million versus $3 million in Q3 2013.

(All amounts are stated in Canadian dollars unless otherwise noted.)

“The acquisition of PokerStars has transformed Amaya and delivered immediate value to our shareholders while setting the stage for additional future growth,” said Chairman and CEO David Baazov. “In these early days I could not be happier with the initial performance of the business and the professionalism and expertise of the PokerStars management team. They are implementing strategic plans that leverage exciting, innovative poker variants, new gaming verticals and the mobile platform to increase engagement and new consumer acquisition.”

PokerStars is the world’s largest online poker site and holds a commanding share of the global online poker market by offering the greatest variety of games, stakes and tournaments for players of all abilities. Full Tilt is also one of the largest online poker sites and in the past year has added games of chance and slots to its online offerings. The combined sites represent over 89 million registered players.

FINANCIAL HIGHLIGHTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30	Q3 2014 $000’s	Q3 2013 $000’s	YTD 2014 $000’s	YTD 2013 $000’s
Revenues	238,958	38,584	319,584	108,809
Adjusted EBITDA[1]	108,392	18,237	138,078	45,964
Adjusted EBITDA[1] margin (as % of revenue)	45%	47%	43%	42%
Net Income (loss) from continuing operations	26,416	1,640	77,515	(4,241)
Adjusted net earnings [2]	69,916	6,788	86,222	15,991
Net Income (loss) including discontinued operations	(17,613)	(3,466)	19,136	(22,348)
Cash flows from operating activities	138,922	3,048	134,895	(3,103)
Basic adjusted net earnings[2] per share	$0.59	$0.07	$0.84	$0.18
Diluted adjusted net earnings[2] per share	$0.43	$0.07	$0.78	$0.18
Basic earnings (loss) per share from continuing operations	$0.22	$0.02	$0.76	$(0.05)
Diluted earnings (loss) per share from continuing operations	$0.16	$0.02	$0.70	$(0.05)
Basic earnings (loss) per share including discontinued operations	$(0.15)	$(0.04)	$0.19	$(0.25)
Diluted earnings (loss) per share including discontinued operations	$(0.15)	$(0.04)	$0.18	$(0.25)

[1]	Adjusted EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. Adjusted EBITDA is a non-IFRS measure. Reconciliation to Net Income is included in this release.
[2]	Adjusted Net Earnings (loss) as defined by the Corporation means Net earnings (loss) before interest accretion, amortization of Intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (loss) is a non-IFRS measure. Reconciliation to Net Income is included in this release.

FINANCIAL RESULTS

Revenue for the three month period ended September 30, 2014, was $238.96 million compared to $38.58 million for the three month period ended September 30, 2013. This is primarily attributable to consolidating revenue earned by the B2C Business, acquired August 1, 2014, and consolidating Diamond Game revenue, acquired February 14, 2014.

Total expenses, comprised of cost of goods sold, selling, general and administrative (“G&A”), and financial expenses as well as acquisition-related costs, were $214.41 million for the three month period ended September 30, 2014, compared to $34.04 million for the three month period ended September 30, 2013. The increase was driven by higher: G&A and selling expenses resulting from the consolidation of the B2C Business and Diamond Game; non-recurring acquisition-related expenses related to the acquisition of Oldford Group; and financial expenses related to debt incurred to pay a portion of the purchase price for Oldford Group and a refinancing of Cadillac Jack’s debt.

Net earnings from continuing operations increased to $26.42 million, or $0.16 per diluted share, in the third quarter of 2014 compared to $1.64 million, or $0.02, in the third quarter of 2013, with the increase driven by the consolidation of the B2C Business.

Adjusted EBITDA Reconciliation $	Q3 2014 $000’s	Q3 2013 $000’s	YTD Q3 2014 $000’s	YTD Q3 2013 $000’s
Net Income (loss) from continuing operations	26,416	1,640	77,515	(4,241)
Financial expenses	15,843	847	25,648	14,371
Current income taxes	1,239	7,327	7,963	11,032
Deferred income taxes	(11,070)	(4,426)	(26,942)	(4,286)
Depreciation of property and equipment	5,107	3,008	12,489	8,996
Amortization of deferred development costs	463	244	1,187	567
Amortization of intangible assets	28,932	4,886	39,229	12,085

Stock-based compensation	1,493	510	3,028	1,436

EBITDA	68,423	14,036	140,117	39,960
Termination of employment agreements	804	175	1,390	1,480
Termination of agency agreements	—	—	—	101
Loss (gain) on sale of investments	16,319	—	(32,734)	—
(Gain) on marketable securities	(8,355)	—	(14,740)	—
Acquisition-related costs	12,130	845	21,934	1,177
Net Adjusted EBITDA from assets & liabilities classified as held for sale	—	(1,607)	(315)	(6,386)
Impairments	9,039	2,131	9,039	2,131
Loss on disposal of assets	4,182	118	4,186	306

Other one-time costs	5,850	2,539	9,201	7,195

Adjusted EBITDA	108,392	18,237	138,078	45,964

Adjusted Net Income Reconciliation $	Q3 2014	Q3 2013	YTD Q3 2014	YTD Q3 2013
Net Income (loss) from continuing operations	26,416	1,640	77,515	(4,241)
Other one-time costs	5,850	2,539	9,201	7,195
Loss on disposal of assets	4,182	118	4,186	306
Impairments	9,039	2,131	9,039	2,131
Termination of employment agreements	804	175	1,390	1,480
Termination of agency agreements	—	—	—	101
(Gain) on marketable securities	(8,355)	—	(14,740)	—
Acquisition-related costs	12,130	845	21,934	1,177
Foreign exchange	(31,851)	(3,611)	(35,183)	(304)
Loss (gain) on sale of investments	16,319	—	(32,734)	—
Net adjusted income from assets & liabilities classified as held for sale	—	(1,527)	(299)	(6,067)
Amortization of purchase price allocation intangibles	27,248	3,136	34,794	9,033
Interest accretion	6,641	832	8,091	3,744

Stock-based compensation	1,493	510	3,028	1,436

Adjusted net income	69,916	6,788	86,222	15,991

Q3 AND SUBSEQUENT OPERATIONAL HIGHLIGHTS

•	Following successful launches in Spain, France and Italy, PokerStars launched “Spin & Go’s” to players on its global .com network on September 29. Full Tilt rolled out its version, Jackpot Sit and Go’s, on its global .com site earlier in the summer of 2014. The speedy, mobile-friendly poker variant has proven to be an instant hit, demonstrating that product innovation can attract new poker players and increase the amount of play from existing customers.

•	Mobile represents more than half of new customer acquisition for PokerStars, compared to approximately 40% in the same quarter of 2013.

•	Since the acquisition in August, Amaya has supported the B2C Business’s initiative to expand PokerStars and Full Tilt into adjacent gaming verticals. Full Tilt has continued to expand its casino offering (launched earlier this year) and during the third quarter and subsequently it has bolstered its offering through the integration of games from multiple providers including Amaya’s B2B online casino business. More than 30% of eligible poker players played casino games on Full Tilt in the third quarter. In the fourth quarter, PokerStars added blackjack and roulette to its player base in Spain, with the rollout of additional games anticipated in 2015. The Corporation anticipates the launch of casino on web and mobile in 2015. Combined with the long-planned launch of an online sportsbook offering in 2015, Amaya anticipates these growth initiatives will help attract new players and reactivate players while resulting in strong, profitable growth in 2016 and beyond.”

•	On October 31, Amaya announced that its gaming brands including PokerStars and Full Tilt had obtained continuation licenses to allow uninterrupted service to consumer and business customers in the United Kingdom. Amaya’s B2B online business also received the necessary continuation licenses to continue supplying UK-facing online gaming operators with Amaya’s online gaming content and technology.

•	Amaya was added to the S&P/TSX Composite Index, effective at the market open on September 22. Amaya joins Canada’s other leading corporations on the approximately 250-company index, which represents the largest businesses on the Toronto Stock Exchange. The S&P/TSX Composite is the headline index for the Canadian equity market. It is the broadest in the S&P/TSX family and is the basis for multiple sub-indices.

•	On October 20, Amaya announced that it had initiated a strategic review process to explore alternatives for Amaya’s B2B land-based gaming solutions business, Cadillac Jack Inc. (“Cadillac Jack”). The strategic review will consider various alternatives for the company identified by Amaya’s and Cadillac Jack’s executive management, with the fundamental objective of expediting Cadillac Jack’s growth strategy and maximizing value for Amaya’s shareholders. Amaya has engaged Macquarie Capital and Deutsche Bank Securities Inc. as co-financial advisors to assist the Corporation with the strategic review of Cadillac Jack. There can be no assurance that the Corporation’s strategic review process will result in the consummation of any specific action. There is no defined timeline for the strategic review and the Corporation does not intend to disclose additional information or further developments with respect to this process unless and until Amaya’s Board of Directors reviews and approves a specific action or otherwise deems further disclosure is appropriate or required.

•	On November 11, Amaya announced that the San Manuel Band of Mission Indians had agreed to join the existing business agreement between the Morongo Band of Mission Indians, California’s three largest card clubs - the Commerce Club, the Hawaiian Gardens Casino and the Bicycle Casino - and Amaya. These gaming operators will join together to operate a licensed online poker site in California once legislation is enacted to authorize iPoker. This coalition will also work together to advocate for legislation that extends California’s tough, long-established gaming regulations to include intrastate online poker.

•	As the company focuses on its consumer poker business, Amaya announced today that it has reached a definitive agreement (the “Agreement”) to divest Ongame, its B2B poker and platform provider, to NYX Gaming Group Ltd. (“NYX Gaming Group”). Pursuant to the Agreement, NYX Gaming Group would acquire ownership of the Gibraltar-based Ongame Network Limited and Ongame’s Stockholm-based subsidiaries, which own and operate the B2B online poker business (“Ongame poker”) and B2B player management system (the “AGO platform”), with the transaction consideration being equivalent to a multiple of eight times Ongame’s 2015 EBITDA, less any required working capital.

Amaya and NYX will also expand their existing partnership with:

•	Amaya making a strategic investment in NYX Gaming Group via a subscription of a $10 million unsecured convertible debenture, which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. Interest and principal are payable in kind in NYX Gaming Group common shares at Amaya’s option.

•	Amaya and NYX subsidiary NextGen Gaming Pty Ltd (“NextGen”), a leading supplier of innovative games to the gambling industry, will expand their existing agreement under which NextGen supplies innovative online slot content to Amaya.

Closing of the Transaction is subject to customary regulatory approvals and is anticipated to occur by the end of November, 2014.

2014 FULL YEAR FINANCIAL GUIDANCE

On November 10, 2014, Amaya affirmed its previously announced guidance for the full year 2014 for revenue ($669 – $715 million) and Adjusted EBITDA ($265 – $285 million), with results expected at the high end of the range. The financial guidance for 2014 excludes the impact of any potential future strategic transactions, and any specified items that have not yet been identified and quantified.

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The financial statements, notes to financial statements and Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2014, will be available on the SEDAR website at www.sedar.com.

CONFERENCE CALL

The Corporation will host a conference call on Friday, November 14, 2014 at 8:30 a.m. ET to discuss its financial results. David Baazov, CEO of Amaya, will chair the call. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 33400821. To access the webcast please use this link: http://bit.ly/1EoYGdc

ABOUT AMAYA

Amaya owns and operates gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry, primarily through its Cadillac Jack and Diamond Game.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information: For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amayagaming.com; For media inquiries, please contact: Eric Hollreiser, Press@amaya.com

CO: Amaya Gaming Group Inc.

CNW 06:30e 14-NOV-14